# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUYA Inc., CIK 0001728190
CUSIP: 44852D108
Title of class of securities: Sponsored American Depository Receipt
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, China (F4), 511446
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-23-000378
Filed by CIK 0001521019

## Reporting persons
- Nuveen Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 277; shared voting power 0; sole dispositive power 277; shared dispositive power 0; aggregate amount beneficially owned 277 (0% of the class)

## Item 1. Issuer
Name of issuer: HUYA Inc.
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, GD 511446, People's Republic of China

## Item 2. Person Filing
Name of person filing: Nuveen Asset Management, LLC ("NAM")
Address of principal business office or, if none, residence:
333 W. Wacker Drive
Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,795,720
Percent of class: 8.79
Sole power to vote or to direct the vote: 277
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 277
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A attached.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.A

## Signatures
- Nuveen Asset Management, LLC: /s/ Erik Mogavero, Erik Mogavero, Managing Director Head of Affiliate Compliance (02/13/2025)